Filed Pursuant to Rule 253(g)(2)

File No. 024-12135

Arrived Homes 3, LLC

SUPPLEMENT NO. 3 DATED January 27, 2026
TO THE OFFERING CIRCULAR DATED January 30, 2025

This document supplements, and should be read in conjunction with, the offering circular of Arrived Homes 3, LLC ("we", "our" or "us"), dated January 30, 2025, as previously supplemented, and filed by us with the Securities and Exchange Commission (the "Commission") (collectively, the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

●	Our Net Asset Value ("NAV") Per Interest for each series as of January 25, 2026.

Net Asset Value as of January 25, 2026

As of January 25, 2026, our net asset value ("NAV") per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about April 25, 2026.

Series	NAV Per Interest
Antares	$9.47
Aramis	$9.87
Arkoma	$10.77
Arya	$9.30
Aspen	$9.46
Athos	$10.03
Barclay	$10.37
Bean	$10.46
Bennett	$9.85
Benny	$10.24
Bluebell	$9.63
Bowling	$10.34
Bradford	$10.17
Brookwood	$9.86
Bryant	$9.61
Caden	$10.40
Camellia	$10.63
Caterpillar	$8.92
Chilhowee	$11.15
Claremore	$9.81
Collinison	$9.76
Cordero	$10.14
Cristalino	$10.84
Ellie	$11.47
Emelina	$10.33
Ethan	$10.56
Frances	$9.65
Glenncrest	$9.94
Gordon	$10.27
Haikey	$9.95
Hamblen	$11.13
Hancock	$9.82
Hardman	$10.37
Haven	$10.93
Haverhill	$9.23
Haybridge	$9.58
Hedgecrest	$11.17
Helmerich	$9.99
Hermanos	$11.04
Holmes	$9.31
Johnson	$9.90
Keystone	$10.08
Laurel	$10.48
Layla	$10.18
Liberty	$9.99
Lithonia	$9.00
Lola	$10.15
Lucas	$10.16
Macomber	$9.59
Mallard	$10.46
Marcy	$9.16
Meridian	$12.01
Misty	$9.76
Montgomery	$10.20
Northbrook	$9.48
Northridge	$9.62
Oakland	$10.81
Palmore	$10.51
Pebblestone	$10.16
Perdita	$9.97
Phoebe	$10.38
Pongo	$10.03
Portsmouth	$10.28
Rachel	$9.84
Ratliff	$10.71
Riverwood	$9.30
Roanoke	$10.53
Robinson	$9.72
Ross	$10.01
Sansa	$9.26
Sedgefield	$9.81
Seneca	$10.54
Sheezy	$11.69
Sherwood	$9.26
Summerglen	$9.70
Tansel	$10.40
Thomas	$10.06
Tytus	$10.87
Vanzant	$10.14
Watson	$9.45
Westhaven	$10.46
Wheeler	$10.33
Williamson	$11.35
Woodland	$10.32
Woodwind	$9.24
Wynde	$10.10
Wyndhurst	$9.64
Zane	$9.50

The following sets forth the calculation of each series' NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

	Antares	Aramis	Arkoma	Arya	Aspen	Athos	Barclay
ASSETS
Current assets:
Cash	$13,870	$9,682	$21,170	$4,202	$8,637	$10,884	$23,270
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	1,108	5,908	3,257	2,604	3,851	5,076	1,985
Property and equipment, net	291,590	282,430	221,722	171,010	250,783	276,968	287,545
Total assets	$306,672	$298,121	$246,231	$177,816	$263,505	$293,030	$312,902

LIABILITIES
Current liabilities:
Accrued expenses	$3,764	$785	$932	$1,007	$3,367	$4,592	$3,278
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	4,352	7,813	5,890	3,788	4,560	8,795	4,475
Tenant deposits	2,395	3,790	1,595	1,395	1,795	4,190	-
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$10,511	$12,388	$8,416	$12,191	$9,722	$17,577	$7,754

MEMBERS' EQUITY (DEFICIT)
Members' capital	307,697	299,618	232,297	190,180	266,128	293,577	295,546
Accumulated deficit	(11,535)	(13,885)	5,518	(24,555)	(12,345)	(18,125)	9,603
Total members' equity (deficit)	$296,162	$285,733	$237,815	$165,625	$253,783	$275,453	$305,148
Total liabilities and members' equity (deficit)	$306,672	$298,121	$246,231	$177,816	$263,505	$293,030	$312,902

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	296,162	285,733	237,815	165,625	253,783	275,453	305,148
Net adjustments to fair value	50,446	62,343	67,437	38,889	44,112	69,184	71,986
TOTAL NET ASSETS	$346,608	$348,076	$305,251	$204,514	$297,896	$344,637	$377,134
NET ASSET VALUE PER INTEREST	$9.47	$9.87	$10.77	$9.30	$9.46	$10.03	$10.37

	Bean	Bennett	Benny	Bluebell	Bowling	Bradford	Brookwood
ASSETS
Current assets:
Cash	$10,534	$9,132	$8,364	$20,107	$7,299	$21,713	$5,253
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,357	3,683	3,966	4,006	2,120	3,999	3,963
Property and equipment, net	278,652	198,367	238,788	281,373	194,611	285,761	262,696
Total assets	$293,543	$211,379	$252,070	$305,586	$204,799	$311,575	$272,169

LIABILITIES
Current liabilities:
Accrued expenses	$2,442	$766	$3,646	$462	$2,399	$3,230	$620
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,682	6,610	7,502	19,703	5,108	4,434	6,167
Tenant deposits	2,145	1,695	1,795	2,345	-	2,145	1,795
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$10,269	$9,071	$12,943	$22,510	$7,507	$9,809	$8,581

MEMBERS' EQUITY (DEFICIT)
Members' capital	282,965	196,480	250,337	293,967	191,848	301,533	266,567
Accumulated deficit	309	5,828	(11,210)	(10,891)	5,445	233	(2,980)
Total members' equity (deficit)	$283,274	$202,307	$239,127	$283,077	$197,292	$301,766	$263,587
Total liabilities and members' equity (deficit)	$293,543	$211,379	$252,070	$305,586	$204,799	$311,575	$272,169

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	283,274	202,307	239,127	283,077	197,292	301,766	263,587
Net adjustments to fair value	73,361	45,110	72,714	58,829	54,440	65,855	60,572
TOTAL NET ASSETS	$356,635	$247,417	$311,841	$341,906	$251,732	$367,621	$324,160
NET ASSET VALUE PER INTEREST	$10.46	$9.85	$10.24	$9.63	$10.34	$10.17	$9.86

	Bryant	Caden	Camellia	Caterpillar	Chilhowee	Claremore	Collinison
ASSETS
Current assets:
Cash	$20,049	$4,458	$8,738	$4,330	$10,853	$4,862	$14,572
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,286	4,015	4,388	1,677	4,733	3,250	4,228
Property and equipment, net	265,558	233,742	244,890	282,482	301,509	220,869	291,871
Total assets	$289,987	$242,823	$258,274	$288,489	$317,768	$229,061	$310,672

LIABILITIES
Current liabilities:
Accrued expenses	$4,810	$2,156	$3,902	$(1,421)	$1,815	$2,765	$2,581
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	21,265	6,104	5,946	14,009	5,909	6,324	3,955
Tenant deposits	2,095	2,393	1,795	1,795	2,395	1,745	2,095
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$28,170	$16,153	$11,643	$14,382	$10,119	$10,835	$8,631

MEMBERS' EQUITY (DEFICIT)
Members' capital	271,194	250,525	246,180	318,935	303,386	235,800	302,293
Accumulated deficit	(9,377)	(23,855)	451	(44,828)	4,264	(17,575)	(253)
Total members' equity (deficit)	$261,817	$226,670	$246,631	$274,107	$307,650	$218,226	$302,040
Total liabilities and members' equity (deficit)	$289,987	$242,823	$258,274	$288,489	$317,768	$229,061	$310,672

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	261,817	226,670	246,631	274,107	307,650	218,226	302,040
Net adjustments to fair value	54,762	79,007	80,918	44,675	112,309	54,526	45,504
TOTAL NET ASSETS	$316,580	$305,677	$327,550	$318,782	$419,958	$272,752	$347,545
NET ASSET VALUE PER INTEREST	$9.61	$10.40	$10.63	$8.92	$11.15	$9.81	$9.76

	Cordero	Cristalino	Ellie	Emelina	Ethan	Frances	Glenncrest
ASSETS
Current assets:
Cash	$11,115	$8,229	$12,006	$4,134	$6,206	$15,307	$14,333
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	1,260	5,704	(196)	1,852	3,001	4,417	5,549
Property and equipment, net	256,594	287,309	273,094	236,192	191,326	266,477	276,710
Total assets	$269,130	$301,626	$284,904	$242,439	$200,671	$286,201	$296,592

LIABILITIES
Current liabilities:
Accrued expenses	$3,894	$5,115	$3,957	$3,276	$2,978	$1,790	$3,646
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	4,232	5,640	4,388	6,249	3,361	3,765	2,951
Tenant deposits	2,495	2,995	-	-	1,475	2,245	3,990
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$10,620	$25,550	$17,245	$9,525	$27,214	$7,800	$10,587

MEMBERS' EQUITY (DEFICIT)
Members' capital	272,759	314,674	299,220	242,587	198,467	267,694	296,602
Accumulated deficit	(14,249)	(38,597)	(31,561)	(9,673)	(25,010)	10,707	(10,597)
Total members' equity (deficit)	$258,510	$276,077	$267,659	$232,914	$173,457	$278,400	$286,005
Total liabilities and members' equity (deficit)	$269,130	$301,626	$284,904	$242,439	$200,671	$286,201	$296,592

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	258,510	276,077	267,659	232,914	173,457	278,400	286,005
Net adjustments to fair value	77,568	116,513	116,320	67,071	73,383	38,965	48,032
TOTAL NET ASSETS	$336,078	$392,589	$383,979	$299,985	$246,840	$317,365	$334,037
NET ASSET VALUE PER INTEREST	$10.14	$10.84	$11.47	$10.33	$10.56	$9.65	$9.94

	Gordon	Haikey	Hamblen	Hancock	Hardman	Haven	Haverhill
ASSETS
Current assets:
Cash	$15,054	$8,123	$10,063	$7,160	$15,178	$6,643	$11,768
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,251	3,463	4,163	4,164	4,955	2,872	3,256
Property and equipment, net	239,996	230,678	240,400	256,147	370,142	173,333	219,808
Total assets	$259,476	$242,264	$255,262	$267,563	$390,276	$183,730	$235,089

LIABILITIES
Current liabilities:
Accrued expenses	$77	$3,787	$2,537	$624	$4,156	$1,802	$568
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	7,691	4,070	4,478	10,070	5,065	4,756	7,755
Tenant deposits	1,895	1,795	2,095	2,045	2,495	1,495	1,745
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$9,663	$9,652	$9,110	$12,739	$11,717	$13,754	$10,068

MEMBERS' EQUITY (DEFICIT)
Members' capital	249,732	238,465	243,461	262,857	375,008	179,617	230,225
Accumulated deficit	81	(5,852)	2,691	(8,033)	3,551	(9,640)	(5,204)
Total members' equity (deficit)	$249,813	$232,613	$246,152	$254,824	$378,559	$169,977	$225,021
Total liabilities and members' equity (deficit)	$259,476	$242,264	$255,262	$267,563	$390,276	$183,730	$235,089

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	249,813	232,613	246,152	254,824	378,559	169,977	225,021
Net adjustments to fair value	62,853	55,473	94,817	59,314	85,304	67,787	30,820
TOTAL NET ASSETS	$312,666	$288,085	$340,969	$314,138	$463,863	$237,764	$255,840
NET ASSET VALUE PER INTEREST	$10.27	$9.95	$11.13	$9.82	$10.37	$10.93	$9.23

	Haybridge	Hedgecrest	Helmerich	Hermanos	Holmes	Johnson	Keystone
ASSETS
Current assets:
Cash	$17,616	$12,310	$13,030	$7,410	$6,712	$21,189	$7,877
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,915	2,760	3,766	5,579	1,305	4,891	5,990
Property and equipment, net	341,870	347,032	236,598	295,485	164,911	317,554	332,292
Total assets	$365,401	$362,101	$253,478	$309,794	$173,038	$343,634	$346,159

LIABILITIES
Current liabilities:
Accrued expenses	$3,432	$3,413	$2,959	$5,130	$912	$3,102	$3,178
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	4,410	6,151	4,353	5,553	5,370	2,830	4,580
Tenant deposits	3,990	1,995	2,095	3,293	-	2,645	2,295
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$11,831	$11,559	$9,408	$18,676	$6,281	$8,577	$10,053

MEMBERS' EQUITY (DEFICIT)
Members' capital	365,772	368,517	246,545	310,309	169,533	334,690	338,004
Accumulated deficit	(12,202)	(17,974)	(2,474)	(19,190)	(2,777)	366	(1,898)
Total members' equity (deficit)	$353,570	$350,543	$244,071	$291,118	$166,757	$335,056	$336,106
Total liabilities and members' equity (deficit)	$365,401	$362,101	$253,478	$309,794	$173,038	$343,634	$346,159

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	353,570	350,543	244,071	291,118	166,757	335,056	336,106
Net adjustments to fair value	51,057	121,381	55,830	109,519	30,853	49,334	70,266
TOTAL NET ASSETS	$404,627	$471,924	$299,900	$400,637	$197,610	$384,391	$406,372
NET ASSET VALUE PER INTEREST	$9.58	$11.17	$9.99	$11.04	$9.31	$9.90	$10.08

	Laurel	Layla	Liberty	Lithonia	Lola	Lucas	Macomber
ASSETS
Current assets:
Cash	$18,990	$10,854	$8,802	$5,884	$10,745	$11,456	$8,260
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,710	4,859	4,392	6,229	4,458	4,228	4,616
Property and equipment, net	322,285	309,479	249,040	272,244	292,998	242,853	261,548
Total assets	$345,985	$325,191	$262,320	$284,617	$308,201	$258,624	$274,519

LIABILITIES
Current liabilities:
Accrued expenses	$2,275	$2,728	$4,259	$(75)	$2,525	$4,742	$4,642
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	4,738	4,576	7,116	6,407	6,026	7,660	8,170
Tenant deposits	2,295	2,695	2,395	3,990	2,345	2,395	2,445
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$9,308	$9,999	$21,771	$34,623	$10,895	$14,797	$15,257

MEMBERS' EQUITY (DEFICIT)
Members' capital	341,865	316,712	253,661	289,887	293,764	259,804	273,836
Accumulated deficit	(5,188)	(1,520)	(13,111)	(39,893)	3,542	(15,977)	(14,574)
Total members' equity (deficit)	$336,678	$315,192	$240,550	$249,994	$297,305	$243,827	$259,262
Total liabilities and members' equity (deficit)	$345,985	$325,191	$262,320	$284,617	$308,201	$258,624	$274,519

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	336,678	315,192	240,550	249,994	297,305	243,827	259,262
Net adjustments to fair value	75,961	74,777	57,419	48,161	64,305	62,976	54,518
TOTAL NET ASSETS	$412,639	$389,969	$297,969	$298,155	$361,611	$306,804	$313,780
NET ASSET VALUE PER INTEREST	$10.48	$10.18	$9.99	$9.00	$10.15	$10.16	$9.59

	Mallard	Marcy	Meridian	Misty	Montgomery	Northbrook	Northridge
ASSETS
Current assets:
Cash	$10,231	$9,401	$6,291	$24,442	$9,298	$14,382	$13,708
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,630	4,087	857	7,822	4,099	4,092	2,157
Property and equipment, net	195,556	171,010	253,901	337,334	201,133	269,095	248,950
Total assets	$209,540	$184,498	$261,230	$369,598	$214,660	$287,570	$264,814

LIABILITIES
Current liabilities:
Accrued expenses	$2,412	$928	$2,612	$5,109	$3,041	$4,820	$1,108
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,002	5,531	5,796	2,648	5,167	3,830	5,636
Tenant deposits	2,195	2,690	1,850	5,190	2,468	1,895	2,543
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$7,609	$9,148	$10,258	$12,947	$21,375	$10,545	$9,286

MEMBERS' EQUITY (DEFICIT)
Members' capital	203,295	179,894	264,319	359,921	211,843	283,127	277,914
Accumulated deficit	(1,364)	(4,544)	(13,347)	(3,270)	(18,558)	(6,103)	(22,386)
Total members' equity (deficit)	$201,930	$175,350	$250,972	$356,651	$193,285	$277,024	$255,528
Total liabilities and members' equity (deficit)	$209,540	$184,498	$261,230	$369,598	$214,660	$287,570	$264,814

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	201,930	175,350	250,972	356,651	193,285	277,024	255,528
Net adjustments to fair value	60,804	26,107	128,058	41,578	58,662	39,228	51,743
TOTAL NET ASSETS	$262,734	$201,457	$379,030	$398,229	$251,946	$316,253	$307,271
NET ASSET VALUE PER INTEREST	$10.46	$9.16	$12.01	$9.76	$10.20	$9.48	$9.62

	Oakland	Palmore	Pebblestone	Perdita	Phoebe	Pongo	Portsmouth
ASSETS
Current assets:
Cash	$15,419	$795	$10,202	$17,523	$13,579	$22,360	$5,477
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,574	121	5,014	3,473	4,085	2,016	485
Property and equipment, net	292,722	191,517	322,388	311,626	265,028	311,626	204,967
Total assets	$311,714	$195,023	$337,604	$332,733	$282,692	$336,113	$211,063

LIABILITIES
Current liabilities:
Accrued expenses	$2,547	$2,134	$3,225	$3,320	$2,540	$3,320	$2,542
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,133	5,518	4,411	4,686	2,958	4,839	5,235
Tenant deposits	2,445	1,645	2,795	1,995	2,145	3,143	2,693
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$8,126	$9,297	$10,430	$10,001	$7,643	$11,302	$10,470

MEMBERS' EQUITY (DEFICIT)
Members' capital	311,195	201,484	324,789	332,372	281,248	330,070	211,719
Accumulated deficit	(7,606)	(15,758)	2,385	(9,640)	(6,199)	(5,258)	(11,126)
Total members' equity (deficit)	$303,589	$185,726	$327,174	$322,732	$275,049	$324,811	$200,593
Total liabilities and members' equity (deficit)	$311,714	$195,023	$337,604	$332,733	$282,692	$336,113	$211,063

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	303,589	185,726	327,174	322,732	275,049	324,811	200,593
Net adjustments to fair value	85,773	68,277	70,149	68,305	64,325	68,213	64,780
TOTAL NET ASSETS	$389,361	$254,003	$397,323	$391,037	$339,375	$393,025	$265,373
NET ASSET VALUE PER INTEREST	$10.81	$10.51	$10.16	$9.97	$10.38	$10.03	$10.28

	Rachel	Ratliff	Riverwood	Roanoke	Robinson	Ross	Sansa
ASSETS
Current assets:
Cash	$11,313	$10,263	$4,586	$16,938	$26,881	$18,580	$12,149
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,930	4,686	2,034	5,225	4,910	4,879	2,860
Property and equipment, net	276,030	304,668	275,787	315,341	314,691	318,456	171,010
Total assets	$291,274	$319,617	$282,504	$337,615	$346,482	$341,914	$186,019

LIABILITIES
Current liabilities:
Accrued expenses	$1,743	$1,640	$106	$171	$4,121	$2,521	$2,812
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,789	4,489	9,736	4,964	2,654	4,397	2,671
Tenant deposits	1,995	2,345	1,995	2,495	2,595	2,545	1,395
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$7,527	$8,474	$11,837	$7,630	$9,370	$9,464	$6,878

MEMBERS' EQUITY (DEFICIT)
Members' capital	287,198	314,066	301,786	323,194	338,387	324,196	177,649
Accumulated deficit	(3,451)	(2,923)	(31,119)	6,791	(1,276)	8,255	1,492
Total members' equity (deficit)	$283,747	$311,143	$270,667	$329,985	$337,111	$332,451	$179,141
Total liabilities and members' equity (deficit)	$291,274	$319,617	$282,504	$337,615	$346,482	$341,914	$186,019

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	283,747	311,143	270,667	329,985	337,111	332,451	179,141
Net adjustments to fair value	52,328	92,200	56,009	87,768	37,288	61,548	24,523
TOTAL NET ASSETS	$336,075	$403,342	$326,676	$417,753	$374,399	$393,998	$203,664
NET ASSET VALUE PER INTEREST	$9.84	$10.71	$9.30	$10.53	$9.72	$10.01	$9.26

	Sedgefield	Seneca	Sheezy	Sherwood	Summerglen	Tansel	Thomas
ASSETS
Current assets:
Cash	$26,216	$21,938	$8,537	$915	$10,222	$9,348	$5,182
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,168	4,582	3,901	1,111	3,427	2,185	3,581
Property and equipment, net	283,092	288,080	216,867	163,873	227,022	305,837	205,516
Total assets	$314,477	$314,601	$229,485	$165,963	$240,820	$317,481	$214,483

LIABILITIES
Current liabilities:
Accrued expenses	$586	$558	$3,215	$913	$3,098	$3,476	$764
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	2,899	5,892	5,890	5,880	6,615	7,917	7,569
Tenant deposits	3,243	2,695	2,045	1,395	1,795	-	1,795
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$6,727	$9,144	$11,151	$8,188	$11,508	$11,393	$10,128

MEMBERS' EQUITY (DEFICIT)
Members' capital	316,304	309,486	213,344	178,732	229,255	330,693	208,541
Accumulated deficit	(8,554)	(4,030)	4,991	(20,956)	57	(24,606)	(4,186)
Total members' equity (deficit)	$307,750	$305,456	$218,335	$157,775	$229,312	$306,087	$204,354
Total liabilities and members' equity (deficit)	$314,477	$314,601	$229,485	$165,963	$240,820	$317,481	$214,483

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	307,750	305,456	218,335	157,775	229,312	306,087	204,354
Net adjustments to fair value	46,362	65,468	99,914	40,862	48,819	93,891	55,886
TOTAL NET ASSETS	$354,111	$370,924	$318,249	$198,637	$278,131	$399,978	$260,240
NET ASSET VALUE PER INTEREST	$9.81	$10.54	$11.69	$9.26	$9.70	$10.40	$10.06

	Tytus	Vanzant	Watson	Westhaven	Wheeler	Williamson	Woodland
ASSETS
Current assets:
Cash	$16,779	$7,593	$10,194	$6,828	$14,872	$9,124	$6,354
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,551	4,143	2,649	3,742	3,656	1,428	1,626
Property and equipment, net	244,572	338,338	164,911	239,148	195,248	269,895	154,173
Total assets	$265,991	$350,074	$177,864	$249,876	$213,905	$280,621	$162,237

LIABILITIES
Current liabilities:
Accrued expenses	$4,413	$1,609	$912	$3,094	$2,399	$511	$2,323
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,881	4,577	2,938	6,047	3,670	3,870	3,685
Tenant deposits	2,495	2,695	1,395	2,145	1,649	3,543	1,295
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$10,789	$8,880	$5,245	$11,286	$7,718	$7,923	$7,303

MEMBERS' EQUITY (DEFICIT)
Members' capital	249,062	348,774	172,253	247,855	192,821	279,866	160,954
Accumulated deficit	6,139	(7,580)	366	(9,265)	13,366	(7,168)	(6,020)
Total members' equity (deficit)	$255,202	$341,194	$172,619	$238,590	$206,187	$272,698	$154,934
Total liabilities and members' equity (deficit)	$265,991	$350,074	$177,864	$249,876	$213,905	$280,621	$162,237

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	255,202	341,194	172,619	238,590	206,187	272,698	154,934
Net adjustments to fair value	79,031	80,654	28,171	78,884	52,394	108,834	46,592
TOTAL NET ASSETS	$334,233	$421,848	$200,789	$317,473	$258,581	$381,532	$201,526
NET ASSET VALUE PER INTEREST	$10.87	$10.14	$9.45	$10.46	$10.33	$11.35	$10.32

	Woodwind	Wynde	Wyndhurst	Zane
ASSETS
Current assets:
Cash	$3,446	$9,074	$18,938	$13,672
Other receivables	-	-	-	-
Prepaid expenses	-	-	-	-
Deposits	1,890	4,554	3,106	2,021
Property and equipment, net	238,869	237,899	295,859	153,489
Total assets	$244,439	$251,614	$317,903	$169,242

LIABILITIES
Current liabilities:
Accrued expenses	$809	$3,747	$2,541	$2,366
Accounts payable	-	-	-	-
Due to (from) related parties	8,862	6,097	3,991	2,349
Tenant deposits	-	2,645	1,745	1,275
Note payable, related party	-	-	-	-
Mortgage payables	-	-	-	-
Total liabilities	$9,671	$18,289	$8,277	$5,990

MEMBERS' EQUITY (DEFICIT)
Members' capital	250,382	248,693	317,898	160,604
Accumulated deficit	(15,615)	(15,368)	(8,273)	2,648
Total members' equity (deficit)	$234,767	$233,325	$309,625	$163,252
Total liabilities and members' equity (deficit)	$244,439	$251,614	$317,903	$169,242

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	234,767	233,325	309,625	163,252
Net adjustments to fair value	42,548	67,974	44,308	27,379
TOTAL NET ASSETS	$277,315	$301,299	$353,934	$190,631
NET ASSET VALUE PER INTEREST	$9.24	$10.10	$9.64	$9.50

[1] Estimated Balance Sheet as of December 31, 2025.

As described in the section "Description of the Securities Being Offered—Valuation Policies," in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager's internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●

an estimated value of our investments, as determined by the Manager's asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our interests; and

●

estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities ("NCPS"), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section "Description of Business—Liquidity Platform" in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager's asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.